                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  VSOURCE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92908B 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           BAPEF Investments XII Ltd.
                                  P.O. Box 431
                       13-15 Victoria Road, St. Peter Port
                        Guernsey GY1 3ZD, Channel Islands

                                 with a copy to:
                                  Scott Benner
                      Heller Ehrman White & McAuliffe, LLP
                     Room 6308-6309, 63rd Floor, The Center
                       99 Queen's Road Central, Hong Kong
                                 (852) 2526-6381
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 25, 2002
             (Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                                  SCHEDULE 13D

-------------------
CUSIP No. 92908B105
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BAPEF Investments XII Ltd.
           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           British Virgin Islands
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 0
                         -------------------------------------------------------
NUMBER OF SHARES         8       SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                      104,963,188
EACH REPORTING           -------------------------------------------------------
  PERSON WITH            9       SOLE DISPOSITIVE POWER

                                 0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 104,963,188
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           104,963,188
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*     [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           76.78
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

-------------------
CUSIP No. 92908B105
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Baring Asia Private Equity Fund LP1
           EIN: 51-0398789
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 0
                         -------------------------------------------------------
NUMBER OF SHARES         8       SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                      12,905,329
EACH REPORTING           -------------------------------------------------------
  PERSON WITH            9       SOLE DISPOSITIVE POWER

                                 0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 12,905,329
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,905,329
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*     [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.44
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 92908B105
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Baring Asia Private Equity Fund LP2
           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 0
                         -------------------------------------------------------
NUMBER OF SHARES         8       SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                      60,947,505
EACH REPORTING           -------------------------------------------------------
  PERSON WITH            9       SOLE DISPOSITIVE POWER

                                 0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 60,947,505
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           60,947,505
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*     [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           44.58
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 92908B105
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Baring Asia Private Equity Fund LP3
           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 0
                         -------------------------------------------------------
NUMBER OF SHARES         8       SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                      17,207,035
EACH REPORTING           -------------------------------------------------------
  PERSON WITH            9       SOLE DISPOSITIVE POWER

                                 0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 17,207,035
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,207,035
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*     [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.59
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 92908B105
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Baring Asia Private Equity Fund LP4
           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 0
                         -------------------------------------------------------
NUMBER OF SHARES         8       SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                      13,094,578
EACH REPORTING           -------------------------------------------------------
  PERSON WITH            9       SOLE DISPOSITIVE POWER

                                 0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 13,094,578
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,094,578
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*     [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.58
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 92908B105
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BAPEF Co-Investment LP
           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 0
                         -------------------------------------------------------
NUMBER OF SHARES         8       SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                      808,741
EACH REPORTING           -------------------------------------------------------
  PERSON WITH            9       SOLE DISPOSITIVE POWER

                                 0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 808,741
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           808,741
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*     [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.59
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 92908B105
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BAPEF Advisers LP
           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 0
                         -------------------------------------------------------
NUMBER OF SHARES         8       SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                      104,963,188
EACH REPORTING           -------------------------------------------------------
  PERSON WITH            9       SOLE DISPOSITIVE POWER

                                 0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 104,963,188
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           104,963,188
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*     [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           76.78
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

-------------------
CUSIP No. 92908B105
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Baring Asia (GP) Limited
           EIN: N/A
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                   [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OR ORGANIZATION

           Guernsey, Channel Islands
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 0
                         -------------------------------------------------------
NUMBER OF SHARES         8       SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                      104,963,188
EACH REPORTING           -------------------------------------------------------
  PERSON WITH            9       SOLE DISPOSITIVE POWER

                                 0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                 104,963,188
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           104,963,188
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*     [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           76.78
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE
          COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

      This statement on Amendment No. 3 to Schedule 13D relates to the common stock, US$0.01 par value per share (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Vsource" or "Issuer"). The principal executive offices of Issuer are located at 16875 West Bernardo Drive, Suite 250, San Diego, California 92127.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is being filed by BAPEF Investments XII, Limited. ("BAPEF XII"), a British Virgin Islands company. The principal business of BAPEF XII is to make and hold investments. Mrs. Constance A.E. Helyar and Mr. Andrew W. Guille are the only directors of BAPEF XII.

      BAPEF XII serves as an investment vehicle for a private equity fund composed of several limited partnerships. Investors in BAPEF XII include (i) Baring Asia Private Equity Fund LP 1 ("LP1"), a Delaware limited partnership,
(ii) Baring Asia Private Equity Fund LP2 ("LP2"), a Guernsey limited partnership, (iii) Baring Asia Private Equity Fund LP3 ("LP3"), a Guernsey limited partnership, (iv) Baring Asia Private Equity Fund LP4 ("LP4"), a Guernsey limited partnership and (v) Baring Asia Private Equity Co-Investment LP, a Guernsey limited partnership ("Co-Investment" and together with LP1, LP2, LP3 and LP4, the "Investors," except as otherwise defined in reference to specific agreements). The principal business of each of the Investors is to make and hold investments.

      BAPEF Advisers LP, a Guernsey limited partnership ("BAPEF Advisers") is the sole general partner of each of the Investors. The principal business of BAPEF Advisers is managing entities whose principal business is to make and hold investments.

      Baring Asia (GP) Limited, a Guernsey company ("Baring Asia," and together with BAPEF XII, the Investors, and BAPEF Advisers, the "Reporting Persons") is the sole general partner of BAPEF Advisers. The principal business of Baring Asia is to act as the general partner of BAPEF Advisers. The directors of Baring Asia are Mrs. Constance A.E. Helyar, Mr. Andrew W. Guille, Mr. David S. Huckfield and Mr. Jean E. Salata.

      The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of the Securities Exchange Act of 1934, as amended (the Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists.

      The principal business office and business address for each of BAPEF XII, LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers, Baring Asia and Mrs. Constance A.E. Helyar and Mr. Andrew W. Guille is P. O. Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey GY1

3ZD, Channel Islands. The business address for Mr. David S. Huckfield is 33 Cavendish Square, London, W1G OBQ, United Kingdom. The business address for Mr. Jean E. Salata is One International Finance Center, 35th Floor, 1 Harbour View Street, Central, Hong Kong SAR, China.

      During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

      BAPEF XII is a British Virgin Islands company. LP2, LP3, LP4 and BAPEF Advisers are each Guernsey limited partnerships. Baring Asia is a Guernsey company. LP1 is a Delaware limited partnership. Mrs. Constance A.E. Helyar, Mr. Andrew W. Guille and Mr. David S. Huckfield are citizens of the United Kingdom. Mr. Jean E. Salata is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Persons acquired interests in Vsource pursuant to the following transactions:

      (a) Prior to the events listed below, BAPEF XII owned 1,666,667 shares of Series A Preferred Stock and 1,388,889 shares of Series B Preferred Stock in NetCel360 Holdings Limited, a Cayman Islands company ("NetCel360"). Pursuant to an Acquisition Agreement dated as of May 24, 2001, as amended as of June 22, 2001 (the "NetCel360 Acquisition Agreement"), Vsource acquired substantially all of the assets of NetCel360, pursuant to which Vsource had issued 2,774,213 shares of its Common Stock to NetCel360. On December 15, 2001, NetCel360 effected a pro-rata distribution of such shares of Vsource Common Stock to NetCel360 shareholders, including 722,493 shares of Common Stock delivered to BAPEF XII. In addition, Vsource was to deliver, by December 22, 2001, an additional 935,486 shares of Common Stock to NetCel360, which was then to be distributed to NetCel360 shareholders, as further described in Item 4 below. Pursuant to this additional distribution, BAPEF XII received from NetCel360, on February 7, 2002, a pro-rata distribution of 243,630 shares of Common Stock, bringing BAPEF XII's total aggregate distribution from the NetCel360 liquidation to 966,123 shares of Common Stock, all of which have been included in the calculation of beneficial ownership.

      (b) In April 2001, NetCel360.com Ltd, a Cayman Islands company ("NetCel360.com"), then a wholly-owned subsidiary of NetCel360, entered into a "Bridge Loan Agreement" with a group of lenders, whereby NetCel360.com issued notes in favor of certain lenders (the "Bridge Loans"), including a note in the principal amount of US$409,920 issued to

BAPEF XII (the "BAPEF XII Bridge Loan"). NetCel360, along with another of its subsidiaries, NetCel360 Sdn Bhd, a Malaysian corporation ("NetCel Malaysia") guaranteed NetCel360.com's Bridge Loans made under the Bridge Loan Agreement. The Bridge Loan Agreement was restated as of May 24, 2001 and further amended on June 22, 2001 (the "Amended and Restated Bridge Loan Agreement") to provide for, among other things, the acquisition of NetCel360 by Vsource. Pursuant to the NetCel360 Acquisition Agreement, Vsource assumed, among other liabilities, NetCel360's obligations to guarantee the Bridge Loans, including the US$409,920 BAPEF XII Bridge Loan. The Amended and Restated Bridge Loan Agreement provides that Vsource may elect to discharge certain Bridge Loans, including the BAPEF XII Bridge Loan, by issuing Vsource Common Stock. Pursuant to its election to discharge the Bridge Loans by issuing Common Stock, Vsource delivered 2,117,065 shares of its Common Stock to BAPEF XII on December 18, 2001, as further described in Item 4 below, all of which have been included in the calculation of beneficial ownership.

      (c) As more completely described in Item 4, below, on October 25, 2002, BAPEF XII acquired 5,094 shares of Vsource Series 4-A Preferred Stock (the "Series 4-A Preferred Stock"), by converting and exchanging, as applicable, the following four types of Vsource securities:

            (i) SERIES A NOTES. BAPEF XII acquired a Series A Convertible Promissory Note issued by Vsource (the "Series A Convertible Notes") in the principal amount of US$1 million, which was convertible into shares of Vsource Series 3-A Preferred Stock (the "Series 3-A Preferred Stock"), which was convertible into Common Stock, as reported further in Item 4 below. BAPEF XII acquired the US$1 million Series A Convertible Note in consideration of US$1 million consisting of working capital invested by the Investors.

            (ii) SERIES B-1 NOTES. BAPEF XII acquired a Series B Exchangeable Promissory Note issued by Vsource (the "Series B Exchangeable Note") in the principal amount of US$2,050,000, which was exchangeable for Series A Convertible Notes, which were convertible into Series 3-A Preferred Stock, which was convertible into Common Stock, as discussed further in Item 4 below. BAPEF XII acquired the US$2,050,000 Series B Exchangeable Note in partial consideration of (i) US$2,000,000 consisting of working capital invested by the Investors and (ii) US$50,000 earned as a transaction fee in connection with the Series B Exchangeable Note transaction. As described further in Item 4, below, BAPEF XII exchanged its US$2,050,000 Series B Exchangeable Note for a Series B-1 Exchangeable Note in the principal amount of US$2,147,357 (the "Series B-1 Exchangeable Note").

            (iii) SERIES B WARRANTS. In connection with issuing the Series B Exchangeable Notes, Vsource issued warrants to purchase Vsource Common Stock (the "Series B Warrants"), including a warrant giving BAPEF XII the right to acquire 10,250,000 shares of Common Stock, as reported further in Item 4 below. BAPEF XII acquired the Series B Warrants in connection with its acquisition of the Series B Exchangeable Note. The terms of such purchase provided that BAPEF XII would be entitled to receive a warrant to purchase five shares of Common Stock for each dollar of the principal amount of the Series B Exchangeable Note purchased.

            (iv) SERIES B-1 WARRANTS. In connection with issuing the Series B-1 Exchangeable Notes and in partial consideration for agreeing to exchange the Series B

Exchangeable Note, Vsource issued warrants to purchase Vsource Common Stock (the "Series B-1 Warrants"), including a warrant giving BAPEF XII the right to acquire 10,736,785 shares of Common Stock, as reported further in Item 4 below. The terms of the exchange provided that BAPEF XII would be entitled to receive a warrant to purchase five shares of Common Stock for each dollar of principal amount of the Series B Exchangeable Note exchanged for a Series B-1 Exchangeable Note.

      As described in Item 4, below, on or before October 25, 2002, BAPEF XII exchanged its Series A Notes, Series B Notes, Series B Warrants and Series B-1 Warrants for 5,094 shares of Series 4-A Preferred Stock, which are convertible into 101,880,000 shares of Common Stock, all of which have been included in the calculation of beneficial ownership.

ITEM 4. PURPOSE OF TRANSACTION

      The Reporting Persons entered into each of the transactions described herein for investment purposes. Depending upon evaluations of Vsource's business and prospects, future development, market conditions and other factors, the Reporting Persons may, from time to time, purchase additional Common Stock (or derivatives thereof) or, subject to certain contractual limits described herein, sell or cause to be sold all or a portion of the Common Stock (or derivatives thereof) over which the Reporting Persons exercise voting and dispositive power, either in the open market, in privately negotiated transactions, or otherwise.

      NETCEL360 CLOSING. On June 22, 2001, pursuant to the NetCel360 Acquisition Agreement, Vsource consummated the acquisition of substantially all of the assets of NetCel360, pursuant to which Vsource issued 2,774,213 shares of Common Stock to NetCel360. In connection with the liquidation of NetCel360, BAPEF XII on December 15, 2001 received a pro-rata distribution from NetCel360 of 722,493 shares of Vsource Common Stock. In addition, the NetCel360 Acquisition Agreement provides that an additional 935,486 shares of Vsource Common Stock was to be delivered to NetCel360 on or before December 22, 2001. Pursuant to that delayed distribution, BAPEF XII received a pro-rata distribution from NetCel360 of 243,630 shares of Vsource Common Stock.

      Pursuant to the NetCel360 Acquisition Agreement, Vsource had granted to NetCel360 and NetCel360 stockholders certain registration rights with respect to the Common Stock held by or to be received by NetCel360. In particular, Vsource had agreed to file a shelf registration statement with the Securities and Exchange Commission (the "Commission") by December 22, 2001 with respect to such shares of Vsource Common Stock.

      BRIDGE LOANS. In connection with the NetCel360 acquisition and as discussed in Item 2 above, Vsource assumed, among other things, NetCel360's obligations to guarantee the Bridge Loans, including the US$409,920 BAPEF XII Bridge Loan. The Amended and Restated Bridge Loan Agreement provides that in the event the NetCel360 acquisition is consummated prior to July 31, 2001 (which acquisition was so consummated on June 22, 2001), Vsource may, at its sole discretion, elect to discharge all of its obligations with respect to certain Bridge Loans, including the US$409,920 BAPEF XII Loan, by delivering a number of shares of Vsource

Common Stock equal to the sum of the then outstanding principal amount of such Bridge Loan and interest thereon divided by US$0.20. In order to exercise this election, Vsource was to (i) deliver a notice no later than December 15, 2001 to the Bridge Loan lenders (the "Notice") setting forth the amount of its available cash and election to discharge the Bridge Loans as described above and (ii) tender, within 15 days after the date of the Notice, shares of Common Stock to the Bridge Loan Lenders in the amounts as described above. Notwithstanding this election by Vsource, if the aggregate amount of Vsource's available cash at the time of the Notice was greater than US$7,000,000, then by written notice delivered to Vsource within 12 days after Vsource's delivery of the Notice to the Bridge Loan lenders, each such Bridge Loan Lender could, at its sole discretion, elect to receive in lieu of such shares of Common Stock payment of cash equal to one-half of the then-outstanding principal amount of such lender's Bridge Loan and interest thereon. The US$0.20 exchange factor was subject to certain customary adjustments for events such as stock splits, dividends, recapitalizations and the like, or a sale of shares below US$0.10 per share.

      At the 2001 annual meeting of Vsource stockholders held on November 20, 2001, Vsource shareholders approved the issuance of Common Stock to discharge its obligations under these Bridge Loans. As discussed in Item 3, above, BAPEF XII was a Bridge Loan lender with respect to the US$409,920 BAPEF XII Bridge Loan. BAPEF XII also received a notice from Vsource in December 2001 indicating Vsource had elected to discharge the Bridge Loans by tendering Common Stock. Because Vsource's available cash was then less than the required US$7 million as described above, BAPEF XII did not have the option to receive cash in lieu of Common Stock. On December 18, 2001, Vsource therefore discharged the BAPEF XII Bridge Loan by delivering to BAPEF XII 2,117,065 shares of its Common Stock.

      In addition, in order for Vsource to exercise its rights to deliver shares of Common Stock of the Issuer in discharge of the Bridge Loans, Vsource agreed to grant certain registration rights to the lenders to whom shares of Common Stock are so delivered. In particular, Vsource agreed to prepare and file a shelf registration statement with the Commission with respect to such shares of Common Stock by the later of December 22, 2001 or the issuance of such shares.

      SERIES A NOTES. On June 25, 2001, pursuant to a Convertible Note Purchase Agreement dated as of June 25, 2001 (the "Series A Purchase Agreement"), Vsource issued US$2.3 million in original principal amount of Series A Convertible Notes, with the terms as described below. As discussed in Item 3, above, BAPEF XII purchased a Series A Convertible Note from Vsource in the amount of US$1 million.

      The Series A Convertible Notes bore interest at 10.0% per annum, compounded quarterly, and matured on June 23, 2003. Certain wholly-owned subsidiaries of Vsource had guaranteed Vsource's obligations under the Series A Convertible Notes. The Series A Convertible Notes were subordinated to the Bridge Loans made under the Amended and Restated Bridge Loan Agreement. At any time, a holder of a Series A Convertible Note could have elected to convert the Series A Convertible Note into a number of shares of Series 3-A Preferred Stock determined by dividing the outstanding principal and interest on the Series A Convertible Note by US$60. All Series A Notes would have been automatically converted upon election of the holders of Series A Convertible Notes representing 75% of the outstanding principal amount of all then-outstanding Series A Convertible Notes. The US$60 conversion price described above was subject to customary adjustment in the event of stock splits, dividends, recapitalizations and the like.

      SERIES 3-A PREFERRED STOCK. The Series 3-A Preferred Stock issued upon conversion of BAPEF XII's Series A Convertible Note had the following characteristics:

      Redemption. In the event that the Conversion Conditions, as defined below, were not satisfied prior to February 15, 2002, or the Conversion Conditions failed to be satisfied at any time after February 15, 2002, then at any time after June 30, 2002, Vsource would have had the right to redeem all shares of Series 3-A Preferred Stock then outstanding at a price per share equal to the Redemption Amount, as defined below. If at any time after February 15, 2002, the Conversion Conditions were not satisfied, then at any time on or after the earlier of June 30, 2002 or a bankruptcy event involving Vsource, each holder of the Series 3-A Preferred Stock could have required Vsource to redeem all or any portion of such holder's shares of Series 3-A Preferred Stock at a price per share equal to the Redemption Amount. The "Conversion Conditions" were that either (i) there was an effective amendment to the Issuer's Certificate of Incorporation increasing the authorized shares of Common Stock of the Issuer to at least 200 million shares and that Vsource stockholders have approved the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock; or
(ii) Vsource had not decided to seek such approval and Vsource had received an opinion of counsel, which had not been withdrawn, to the effect that (x) such approval was not required for the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock; (y) such shares of Common Stock, when issued, would be fully paid, validly issued and non-assessable; and (z) such issuance would not violate the rules or regulations of any securities exchange or market on which any of Vsource's securities are then listed, if any. The "Redemption Amount" with respect to a share of Series 3-A Preferred Stock meant an amount in cash equal to the greater of (i) three times (3x) the sum of US$60 (as adjusted for stock splits, stock dividends and the like) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock; and (ii) the fair market value of the Common Stock into which such share of Series 3-A Preferred Stock would be convertible (regardless of any limitations or conditions upon conversion), provided that such fair market value for purposes of determining the redemption amount would not exceed US$0.35 per share of Common Stock (as adjusted stock splits, stock dividends and similar transactions).

      Voting Rights. The holder of each share of Series 3-A Preferred Stock had the right to one vote for each share of Common Stock into which such Series 3-A Preferred Stock could then be converted (without taking into account any restrictions or conditions on such conversion).

      Dividends. The holder of each share of Series 3-A Preferred Stock was entitled to receive, when, as and if declared by Vsource's Board of Directors, cumulative dividends equal to 10% of the original issue price per share, on an annual basis. Dividends may not be declared and paid on Common Stock unless dividends as set forth above have first been paid or declared and set aside for payment to the holders of the Series 3-A Preferred Stock.

      Conversion. Subject to the Conversion Conditions, each share of Series 3-A Preferred Stock was initially convertible at the option of the holder thereof into a number of shares of

Common Stock determined by dividing the sum of US$60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock by US$0.10, subject to adjustment in certain circumstances. Each share of Series 3-A Preferred Stock would have automatically converted into shares of Common Stock at the election of the holders of 75% of the outstanding shares of Series 3-A Preferred Stock. The conversion price was subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by Vsource below the conversion price of the shares of Series 3-A Preferred Stock.

      At the 2001 annual meeting of Vsource stockholders held on November 20, 2001, Vsource shareholders approved the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock. Additionally, on January 16, 2001, Vsource filed an effective amendment to its certificate of incorporation increasing its authorized shares of Common Stock to at least 200 million shares, thereby satisfying the Conversion Conditions as of that date.

      Pursuant to the Series A Purchase Agreement, Vsource agreed to provide certain registration rights to holders of Series A Convertible Notes if the notes are converted into shares of Series 3-A Preferred Stock and then into Common Stock.

      SERIES B EXCHANGEABLE NOTES AND SERIES B-1 EXCHANGEABLE NOTES. Pursuant to an Exchangeable Note and Warrant Purchase Agreement dated July 12, 2001 (the "Series B Exchangeable Note and Warrant Agreement"), Vsource issued (a) US$4,251,500 million in original principal amount of Series B Exchangeable Notes, with the terms described below and (b) Series B Warrants to purchase an aggregate of 21,257,500 shares of Vsource Common Stock. The Series B Exchangeable Notes bore interest at 10% per annum and matured on June 30, 2003. As discussed in Item 3, above, BAPEF XII purchased a Series B Exchangeable Note from Vsource in the principal amount of US$2,050,000.

      Pursuant to an Exchangeable Note and Warrant Purchase Agreement dated January 28, 2002 (the "Series B-1 Exchangeable Note and Warrant Agreement"), Vsource repaid US$1.51 million of principal and interest on the Series B Exchangeable Notes. On January 31, 2002, the holders of all remaining Series B Exchangeable Notes exchanged such Series B Exchangeable Notes for US$2.9 million in principal amount of Vsource's new Series B-1 Exchangeable Notes and Series B-1 Warrants to purchase an aggregate of 14,500,0000 shares of Vsource Common Stock, with the terms described below. Pursuant to that exchange, BAPEF XII acquired a Series B-1 Exchangeable Note in the principal amount of US$2,147,357.

      Interest and Maturity. The Series B-1 Exchangeable Notes bore interest at 10.0% per annum, compounded quarterly, and matured on June 30, 2003.

      Guaranties. Certain wholly-owned subsidiaries of Vsource had guaranteed the obligations under the Series B-1 Exchangeable Notes.

      Voluntary Exchange. If a Series B-1 Exchangeable Note was not paid in full on or prior to August 15, 2002, then, at any time thereafter, a holder of a Series B-1 Exchangeable Note could have elected to exchange the Series B-1 Exchangeable Note, in whole or in part, for a Series A Note.

      Conversions. The Series A Notes issued upon exchange of Series B-1 Exchangeable Notes had the same terms as the Series A Notes described above (including the right to convert such notes into Series 3-A Preferred Stock), with the terms and conditions described above.

      Voluntary Prepayment. Vsource could have prepaid the Series B-1 Exchangeable Notes, in whole or in part, at any time.

      Registration Rights. The Series B-1 Exchangeable Note and Warrant Purchase Agreement provided that Vsource would provide certain registration rights to holders of the Series B-1 Exchangeable Notes if the notes are exchanged for Series A Convertible Notes and thereafter converted into Series 3-A Preferred Stock and then converted into Vsource Common Stock. In particular, Vsource had agreed to file a shelf registration statement pursuant to the conversion of Series 3-A Preferred Stock, as discussed above.

      SERIES B WARRANTS. Pursuant to the Series B Exchangeable Note and Warrant Purchase Agreement, as discussed above, BAPEF XII purchased Series B Warrants giving it the right to purchase an aggregate of 10,250,000 shares of Common Stock, with the terms described below.

      The Series B Warrants had an exercise price of US$0.10 per share of Common Stock (the "Series B Warrant Shares"). The holder of a Series B Warrant could have purchased some or all of the Series B Warrant Shares at any time or from time to time until the fifth anniversary after the issuance of the Series B Warrant. The number of Series B Warrant Shares and/or the exercise price per share (i.e., US$0.10.) was subject to customary adjustments in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below US$0.10 per share.

      The conditions for exercise of the Series B Warrants were the same as for the Series 3-A Preferred Stock, described above, except that the approvals and opinions described applied to the shares of Common Stock to be issued on exercise of the Series B Warrants. In the event that the Conversion Conditions were not satisfied prior to February 15, 2002 or the Conversion Conditions failed to be satisfied at any time on or after February 15, 2002, then the holder of the Series B Warrant could have, at any time after June 30, 2002, required Vsource to redeem all or any portion of such Series B Warrant for an amount in cash equal to the product of the number of shares of Common Stock into which the Series B Warrant could have been exercised had the Conversion Conditions been met multiplied by the greater of (i) US$0.30 (as adjusted for stock splits, stock dividends and similar transactions); and (ii) the fair market value of a share of Common Stock, provided that such fair market value for purposes of this calculation not exceed $0.35 per share of Common Stock (as adjusted for stock splits, stock dividends and similar transactions).

      SERIES B-1 WARRANTS. Pursuant to the Series B-1 Exchangeable Note and Warrant Purchase Agreement, as discussed above, BAPEF XII received Series B-1 Warrants giving it the right to purchase an aggregate of 10,736,785 shares of Common Stock, with the terms described below.

      The Series B Warrants had an exercise price of US$0.10 per share of Common Stock (the "B-1 Warrant Shares"). The holder of a Series B Warrant could have purchased some or all of the B-1 Warrant Shares at any time or from time to time until the fifth anniversary after the issuance of the Series B-1 Warrant. The number of B-1 Warrant Shares and/or the exercise price per share (i.e., US$0.10) was subject to customary adjustments in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below US$0.10 per share.

      The conditions for exercise of the Series B-1 Warrants were the same as for the Series 3-A Preferred Stock as, described above, except that as regarding the Conversion Conditions, which have already been satisfied.

      SERIES 4-A PREFERRED STOCK EXCHANGE. On October 25, 2002, pursuant to a Series 4-A Convertible Preferred Stock Purchase Agreement (the "Series 4-A Stock Purchase Agreement"), Quilvest Asian Equity Ltd., a British Virgin Islands company, and Capital International Asia CDPQ Inc., a company established under the laws of the Province of Quebec, Canada (and together with Quilvest Asian Equity Ltd., the "CDP Investor") agreed to invest in Vsource by subscribing for up to US$10 million in Series 4-A Preferred Stock. Pursuant to the terms of the Series 4-A Stock Purchase Agreement, Vsource agreed to issue to the CDP Investor certain shares of Series 4-A Preferred Stock and certain Common Stock purchase warrants in exchange for US$7.5 million. Further, if Vsource succeeds in executing certain contracts with third party clients with revenues generating at least US$10 million in the aggregate, Vsource may, at its option, issue an additional shares of Series 4-A Preferred Stock to the CDP Investor in exchange for US$2.5 million.

      As a condition to the CDP Investor's investment and pursuant to the terms of the Series Preferred 4-A Stock exchange, CDP required that Vsource simplify its existing capital structure, such that certain investors, including BAPEF XII, would receive Series Preferred 4-A Stock in exchange for certain of their Vsource securities. Therefore, pursuant to that certain Convertible Securities Exchange Agreement dated October 23, 2002 by and among Vsource, BAPEF XII and certain other investors named therein (the "Securities Exchange Agreement"), BAPEF XII agreed to (i) convert its Series A Note and Series B-1 Note into Series 3-A Stock, (ii) immediately exchange its Series 3-A Preferred Stock for Series 4-A Preferred Stock and (iii) exchange its Series B Warrant and Series B-1 Warrant, all for shares of Series 4-A Preferred Stock. Pursuant to the Exchange Agreement, BAPEF XII received (a) one share of Series 4-A Preferred Stock for each 11.83 shares of Series 3-A Preferred Stock, and (b) one share of Series 4-A Preferred Stock for each 100,000 shares of Common Stock underlying its Series B Warrant and Series B-1 Warrant. Calculated with interest accrued to October 23, 2002, BAPEF XII converted its Series

A Note and Series B-1 Note into 57,797 shares of Series 3-A Stock, which it immediately exchanged for 4,885 shares of Series 4-A Preferred Stock. Further, BAPEF XII exchanged its (y) Series B Warrant for 102 shares Series 4-A Preferred Stock and (z) Series B-1 Warrant for 107 shares of Series 4-A Preferred Stock. BAPEF XII therefore received a total of 5,094 shares of Series 4-A Stock pursuant to the October 25, 2002 exchange.

      SERIES 4-A PREFERRED STOCK. The Series 4-A Preferred Stock has the following characteristics:

      Dividends. A Series 4-A Preferred Stockholder is entitled to noncumulative dividends in priority over dividends paid on the Common Stock.

      Liquidation Preference. In the event of any liquidation, dissolution or winding up of Vsource, a Series 4-A Stockholder would receive, after distribution of all amounts due to holders of the Vsource's Series 1-A Preferred Stock, Series 2-A Preferred Stock, and Series 3-A Preferred Stock a liquidation preference equal to the original issue price of the Series 4-A Preferred Stock, which is initially US$2,000 (the "Original Issue Price").

      Voting. The holder of each share of Series 4-A Preferred Stock has the right to one vote for each share of Common Stock into which such Series 4-A Preferred Stock could then be converted.

      Automatic Conversion. The Series 4-A Preferred Stock will convert to Common Stock upon the occurrence of the "Liquidity Date." As defined in the Designations, Preferences and Rights of Series 4-A Convertible Preferred Stock of the Vsource, the "Liquidity Date" is reached on the earliest of (i) the date on which a registration statement is filed and declared effective (by the Commission or the equivalent authorities of certain foreign jurisdictions, as appropriate) in connection with the Common Stock underlying the Series 4-A Preferred Stock, (ii) the date of a "Qualifying Sale" (defined as a sale of 50% of the Vsource's Common Stock (on a fully diluted basis) for a purchase price yielding at least a 30% internal rate of return, to the CDP Investor), (iii) the date of a "Qualifying Offering" (defined as a firm commitment public offering of Vsource's Common Stock with a price per share yielding at least a 30% internal rate of return to the CDP Investor), or (iv) the date on which all or substantially all of the Vsource's assets are sold for consideration equivalent to funds received on a Qualifying Sale. The conversion rate is initially the Original Issue Price of US$2,000 divided by US$0.10. One share of Series 4-A Preferred Stock is, therefore, initially convertible into 20,000 shares of Common Stock.

      Put Right. In the event the Liquidity Date, as defined above, is not reached by March 31, 2006, the holder of each share of Series 4-A Preferred Stock may, at any time from March 31, 2006 until September 30, 2006, require Vsource to purchase all, but not less than all, of the Series 4-A Stock held by such holder at a price per share equal to the 150% of the Original Issue Price.

      STOCKHOLDERS AGREEMENT. Pursuant to the Series 4-A Preferred Stock exchange described above the Company, BAPEF XII, and the following other investors in the Series 4-A Preferred Stock transaction entered into a Stockholder's Agreement dated October 25, 2002 (the

"Stockholders Agreement"): Mercantile Capital Partners I, L.P., Asia Internet Investment Group I, LLC, Captial International Asia CDPQ Inc., Quilvest Asian Equity Ltd., Phillip Kelly, John Cantillon and Dennis Smith. According to Schedules A and B of the Stockholders Agreement, these parties hold the following number of shares of Series 4-A Preferred Stock:

              NAME                                           NUMBER OF SHARES
              ----                                           ----------------
              BAPEF Investments XII Limited                        5,094

              Mercantile Capital Partners I, L.P.                  3,387

              Asia Internet Investment Group I, LLC                  401

              Capital International Asia CDPQ Inc.                 3,000

              Quilvest Asian Equity Ltd.                             750

              Phillip Kelly                                        1,905

              John Cantillon                                       2,053

              Dennis Smith                                           383

By virtue of the execution and delivery of the Stockholders Agreement, and the expected performance by the parties to vote their shares in favor of certain nominees to Vsource's Board of Directors, as described below, all of the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Commission pursuant to the Act. If the parties to the Stockholders Agreement are deemed to constitute a "group," then each such party, as a member of the "group," would be deemed to own beneficially all of the shares of Common Stock owned in the aggregate by the members of such group. The Reporting Persons hereby disclaim (a) membership in such "group" by virtue of BAPEF XII's execution and delivery of the Stockholders Agreement and (b) beneficial ownership of the shares of Common Stock in which they do not have a pecuniary interest. Further, the Reporting Persons are making this separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended, and the Reporting Persons are solely responsible for the information contained in this separate filing. The Reporting Persons believe that the other signatories to the Stockholders Agreement will file separate Schedule 13D's or Schedule 13G's, as the case may be, with respect to their holdings in Vsource.

      Board Seats. Pursuant to the Stockholders Agreement, so long as BAPEF XII remains a holder of Series 4-A Preferred Stock (or underlying Common Stock), it will be entitled to nominate one director to Vsource's Board of Directors, which Board currently consists of seven people. In addition, certain other investors are entitled to nominate directors to Vsource's Board of Directors pursuant to the terms of the Stockholders Agreement.

      Call on Founders' Series 4-A Preferred Stock. Pursuant to the Stockholders Agreement, should Vsource's founders voluntarily terminate employment with Vsource, such founder must place his Series 4-A Preferred Stock (and underlying Common Stock) received in the October 25, 2002 transaction, into an escrow account. Such shares will not be released until 45 days after the earlier of (a) the Liquidity Date or (b) the date on which Vsource purchases more than 50% of the total number of shares outstanding pursuant to the investor's exercise of their put rights. During the time such founder's shares are in escrow, Vsource shall first have the right to purchase the escrowed shares, followed by the investors. The purchase price for the escrowed shares will be at a 30% discount from the escrowed shares' fair market value.

      Transfer Restrictions. Pursuant to the Stockholders Agreement, BAPEF XII, among other investors, has agreed to subject 75% of its Series 4-A Preferred Stock, including the Common Stock underlying the Series 4-A Preferred Stock issued pursuant to the October 25, 2002 transaction, to certain transfer restrictions (the shares so subject, the "Restricted Shares"). These restrictions will be in effect until the earlier of March 31, 2006 or the Liquidity Date and include the following:

            Right of First Refusal. An investor proposing to sell its Restricted Shares to a third party (other than to certain permitted transferees) must first offer to sell the Restricted Securities to the other investors. Each such other investor would be entitled to purchase their pro-rata share of the Restricted Shares proposed to be sold on the same terms and conditions as the proposed sale, provided that such right will not apply unless the non-transferring investors elect to purchase all, and not less than all, of the Restricted Securities offered.

            Right of Co-Sale. An investor proposing to sell its Restricted Shares to a third party (other than to certain permitted transferees) must allow the other investors to sell a certain proportion of their holdings to that third party. Each such other investor would be entitled to sell their pro-rata share of the Restricted Shares proposed to be sold on the same terms and conditions offered to the proposed transferor.

            Drag-Along Rights. If a third party offers to purchase at least 90% of the Series 4-A Preferred Stock (including underlying Common Stock), received pursuant to the October 25, 2002 transaction, then held by the investors, such investors may require the other investors to sell all of their Series 4-A Preferred Stock (including underlying Common Stock).

      Registration Rights. Pursuant to that certain Registration Rights Agreement dated October 25, 2002, by and among Vsource, BAPEF XII and certain other investors named therein (the "Registration Rights Agreement"), holders of at least 15% of the "Registrable Securities," (meaning the Series 4-A Preferred Stock and underlying Common Shares acquired pursuant to the October 25, 2002 transaction) then outstanding may initiate demand registration if the registration statement covers at least 5% of Vsource's outstanding share capital, on a fully diluted basis. The Company's obligation to register is subject to certain limitations, including that Vsource will not be obligated if:
(a) it has already effected three such demand registrations and (b) it has previously filed a registration statement within the preceding six months. Holders of shares of Series 4-A Preferred Stock also have unlimited piggyback rights. Beginning 90 days after October 25, 2002, and assuming Vsource is eligible for registrations on Form S-3, the investors may request registrations on Form S-3. Vsource's obligation to register on Form S-3 pursuant to this request is subject to certain limitations, including that Vsource will not be obligated if: (a) the aggregate price to the public is less than US$5 million and (b) Vsource has filed a S-3 registration statement six months prior to the request.

      Other than as described in Item 3 and this Item 4, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to develop such plans.

      The above summary of the terms of the NetCel360 Acquisition Agreement, the Amended and Restated Bridge Loan Agreement, as amended, the Bridge Loans, the Series A Purchase Agreement, the Series A Convertible Notes, the Series 3-A Preferred Stock, the Series B Exchangeable Note and Warrant Agreement, the Series B Exchangeable Notes, the Series B Warrants, the Series B-1 Exchangeable Note and Warrant Agreement, the Series B-1 Exchangeable Notes, the Series B-1 Warrants, the Series 4-A Stock Purchase Agreement, the Securities Exchange Agreement, the Registration Rights Agreement, the Stockholders Agreement and the Series 4-A Preferred Stock is qualified in its entirety by reference to the exhibits attached hereto and expressly incorporated herein by this reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Each of the calculations in this Item 5 is based on 136,701,704 shares of Common Stock outstanding. This number consists of (i) 34,821,704 shares of Common Stock outstanding as of August 26, 2002, as reported in Vsource's most recent annual report on Form 10-Q/A for the quarterly period ended July 31, 2002, and (ii) 101,880,000 shares of Common Stock, which underlie the shares of Series 4-A Preferred Stock directly held by BAPEF XII. For purposes of calculating beneficial ownership of each of the Reporting Persons, as required by rules of the Commission, it is assumed that only the securities convertible into Common Stock held by such Reporting Person are so converted.

      As of the date of this filing, each of the Reporting Persons may be deemed to beneficially own shares of Common Stock as set forth in the following table:

                          Shares of Common Stock
      Entity              (approximate due to rounding)      Percent of Common Stock
      ------------------------------------------------------------------------------
      BAPEF XII           104,963,188                         76.78%
      LP1                  12,905,329                          9.44%
      LP2                  60,947,505                         44.58%
      LP3                  17,207,035                         12.59%
      LP4                  13,094,578                          9.58%
      Co-Investment           808,741                          0.59%
      BAPEF Advisers      104,963,188                         76.78%
      Baring Asia         104,963,188                         76.78%

      The number of shares which each Reporting Person has voting or dispositive power is set forth as follows:

      1. Sole power to vote or to direct the vote: 0 shares for each of BAPEF XII, LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers and Baring Asia.

      2.    Shared power to vote or direct the vote:

            BAPEF XII                 104,963,188
            LP1                        12,905,329
            LP2                        60,947,505
            LP3                        17,207,035
            LP4                        13,094,578
            Co-Investment                 808,741
            BAPEF Advisers            104,963,188
            Baring Asia               104,963,188

      3. Sole power to dispose or direct the dispositions of: 0 shares for each of BAPEF XII, LP1, LP2, LP3, LP4, Co-Investment, BAPEF Advisers and Baring Asia.

      4.    Shared power to dispose or direct the dispositions of:

            BAPEF XII                 104,963,188
            LP1                        12,905,329
            LP2                        60,947,505
            LP3                        17,207,035
            LP4                        13,094,578
            Co-Investment                 808,741
            BAPEF Advisers            104,963,188
            Baring Asia               104,963,188

      Except as reported above, none of the Reporting Persons have effected any other transactions in Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Except as set forth in this Schedule 13D or in the Exhibits filed herewith and incorporated herein by reference, the Reporting Persons do not have any contracts, arrangement, understandings or relationship (legal or otherwise) with any person with respect to any securities of Vsource, including but not limited to transfer or voting of any of the shares of Common Stock of Vsource, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of Vsource.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.        Description
-----------        -----------
       4.1(*)      Certificate of Incorporation of Vsource incorporated
                   herein by reference to Exhibit 3.1 of Vsource's Form 8-K
                   for the events reported on October 30, 2000, filed on
                   November 14, 2000

       4.2(*) Amendment to Certificate of Incorporation of Vsource incorporated herein by reference to Exhibit 3.3 of Vsource's Form 8-K for the events reported January 16,
                   2002, filed on January 23, 2002

       4.3(*) Certificate of Designation of Series 3-A Preferred Stock incorporated herein by reference to Exhibit 4.1 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

       4.4(*)      NetCel360 Acquisition Agreement by and among Vsource and
                   NetCel360 dated May 24, 2001 incorporated herein by reference to Exhibit 2.1 of Vsource's Form 10-Q for the quarter ended April 30, 2001 filed on June 14, 2001

       4.5(*)      Amendment to NetCel360 Acquisition Agreement dated June
                   22, 2001 by and between Vsource and NetCel360 incorporated herein by reference to Exhibit 2.2 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

       4.6(*)      Amended and Restated Bridge Loan Agreement dated May 24,
                   2001 by and among NetCel360, NetCel360.com, NetCel360
                   Sdn Bhd, a Malaysian company and certain lenders named therein, incorporated herein by reference to Exhibit 4.2 of Vsource's Form 8-K for the events reported on June
                   22, 2001, filed on July 2, 2001

       4.7(*)      First Amendment to Amended and Restated Bridge Loan
                   Agreement dated June 22, 2001 by and among NetCel360,
                   NetCel360.com, NetCel360 Sdn Bhd, a Malaysian company and subsidiary of NetCel360 ("NetCel Malaysia") and certain lenders named therein, incorporated herein by reference to Exhibit 4.2 of Vsource's Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

       4.8(*) Series A Purchase Agreement dated June 25, 2001 by and among Vsource, NetCel360.com, NetCel Malaysia and certain purchasers named therein,

                   incorporated herein by reference to Exhibit 4.4 of Vsource's
                   Form 8-K for the events reported on June 22, 2001, filed on July 2, 2001

       4.9(*)      Series B Exchangeable Note and Warrant Purchase
                   Agreement incorporated herein by reference to Exhibit
                   4.7 to Vsource's Form 10-Q for the quarter ended July
                   31, 2001 filed on September 26, 2001

       4.10(*) Series A Convertible Promissory Note dated June 25, 2001 by and between BAPEF XII and Vsource in the principal amount of US$1 million, incorporated herein by reference to Exhibit 4.9 to Schedule 13D filed December 28, 2001 by the Reporting Persons

       4.11(*) Exchangeable Promissory Note dated July 12, 2001 by and between BAPEF XII and Vsource in the principal amount of US$2,050,000 incorporated herein by reference to Exhibit
                   4.10 to Schedule 13D filed December 28, 2001 by the
                   Reporting Persons

       4.12(*) Common Stock Purchase Warrant dated July 12, 2001 by and between Vsource and BAPEF XII in connection with right to purchase 10,250,000 shares of Vsource Common Stock incorporated herein by reference to exhibit 4.11 to
                   Schedule 13D filed December 28, 2001 by the Reporting
                   Persons

       4.13(*)     Series B-1 Exchangeable Note and Warrant Purchase
                   Agreement dated January 28, 2002 incorporated herein by reference to Exhibit 4.1 to Vsource's Form 8-K for the events reported in January 31, 2002, filed on February
                   6, 2002

       4.14(*) Form of Series B-1 Exchangeable Promissory Note incorporated herein by reference to Exhibit 4.1 to Vsource's Form 8-K for the events reported in January
                   31, 2002, filed on February 6, 2002

       4.15(*) Form of Series B-1 Common Stock Purchase Warrant incorporated herein by reference to Exhibit 4.1 to Vsource's Form 8-K for the events reported in January
                   31, 2002, filed on February 6, 2002

       4.16(*)     Series 4-A Convertible Stock Purchase Agreement dated
                   October 25, 2002 by and among Vsource and certain
                   Investors named therein incorporated herein by reference to Exhibit 4.1 to Vsource's Form 8-K for the events reported in October 23, 2002, filed on October 28, 2002

       4.17(*)     Convertible Securities Exchange Agreement dated October
                   23, 2002 by and among Vsource and certain Security
                   Holders named therein incorporated herein by reference to Exhibit 4.5 to Vsource's Form 8-K for the events reported in October 23, 2002, filed on October 28, 2002

       4.18(*) Registration Rights Agreement dated October 25, 2002 by and among Vsource and certain Investors named therein incorporated herein by reference to Exhibit 4.3 to Vsource's Form 8-K for the events reported in October
                   23, 2002, filed on October 28, 2002

       4.19(*) Stockholders Agreement dated October 25, 2002 by and among Vsource and certain Investors named therein incorporated herein by reference to Exhibit 4.2 to Vsource's Form 8-K for the events reported in October
                   23, 2002, filed on October 28, 2002

       4.20(*)     Designation, Preferences and Rights of Series 4-A
                   Convertible Preferred Stock of Vsource incorporated herein by reference to Exhibit 3.1 to Vsource's Form 8-K for the events reported in October 23, 2002, filed on October 28, 2002.

Exhibit 99.1       Statement made pursuant to Rule 13d-1(k)(1)(iii) of
                   Regulation 13D-G under the Securities Exchange Act of
                   1934, as amended

* Previously filed with the Securities and Exchange Commission

                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: 25 OCTOBER, 2002

BAPEF INVESTMENTS XII, LIMITED                         BARING ASIA PRIVATE EQUITY FUND LP4

By:          /s/ D Banks                               By:              /s/ D Banks
   ----------------------------------------               ----------------------------------------------
Name: Mrs. D Banks as Alternate Director               Name: Mrs. D Banks as Alternate Director for
      for Mrs. C A E Helyar                                  Mrs. C A E Helyar

Title: Director                                        Title: Director, Baring Asia (GP) Limited
                                                              As General Partner of BAPEF Advisers LP as
                                                              General Partner of the Baring Asia Private
                                                              Equity Fund LP4

BARING ASIA PRIVATE EQUITY FUND LP1                    BARING ASIA PRIVATE EQUITY FUND
                                                       CO-INVESTMENT LP

By:          /s/ D Banks                               By:              /s/ D Banks
   ----------------------------------------               ----------------------------------------------
Name: Mrs. D Banks as Alternate Director               Name: Mrs. D Banks as Alternate Director for
      Mrs. C A E Helyar                                      for Mrs. C A E Helyar

Title:  Director, Baring Asia (GP) Limited             Title: Director, Baring Asia (GP) Limited
        As General Partner of BAPEF Advisers                  As General Partner of BAPEF Advisers LP as
        LP as General Partner of the Baring                   General Partner of the Baring Asia Private
        Asia Private Equity Fund LP1                          Equity Co-Investment LP

BARING ASIA PRIVATE EQUITY FUND LP2                    BAPEF ADVISERS LP

By:          /s/ D Banks                               By:              /s/ D Banks
   ----------------------------------------               ----------------------------------------------
Name: Mrs. D Banks as Alternate Director               Name: Mrs. D Banks as Alternate Director for
      Mrs. C A E Helyar                                      for Mrs. C A E Helyar

Title:  Director, Baring Asia (GP) Limited             Title: Director, Baring Asia (GP) Limited
        as General Partner of BAPEF Advisers                  As General Partner of BAPEF Advisers LP
        LP as General Partner of the Baring
        Asia Private Equity Fund LP2

BARING ASIA PRIVATE EQUITY FUND LP3                    BARING ASIA (GP) LIMITED

By:             /s/ D Banks                            By:              /s/ D Banks
   ----------------------------------------               ----------------------------------------------
Name: Mrs. D Banks as Alternate Director               Name: Mrs. D Banks as Alternate Director for
      Mrs. C A E Helyar                                      for Mrs. C A E Helyar

Title: Director, Baring Asia (GP) Limited              Title: Director
       as General Partner of BAPEF Advisers
       LP as General Partner of the Baring
       Asia Private Equity Fund LP3